UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Director/PDMR Shareholdings and Total Voting Rights.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated March 2, 2010.
1.2	Regulatory announcement related to Director/PDMR Shareholding dated March 2, 2010.
1.3	Regulatory announcement related to Total Voting Rights dated March 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 2, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Director/PDMR Shareholding

RNS Number : 9231H

CSR plc

02 March 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the automatic vesting of options and

disposal of ordinary shares of the Company

The Company announces that on 24 February 2010, Mr Ahmet Alpdemir, Senior Vice President of the Automotive and PND Business Unit, acquired 18,525 ordinary shares in the Company following the automatic vesting of RSU's pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 8,178 ordinary shares were sold at a price of £5.02 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Alpdemir holds 10,347 ordinary shares in the Company.

ENDS

Exhibit 1.2

Director/PDMR Shareholding

RNS Number : 9235H

CSR plc

02 March 2010

CSR plc

(the Company)

Holding by Person Discharging Managerial Responsibility (PDMR)

Announcement of the initial holding of a PDMR

in ordinary shares of the Company

The Company announces that on 22 February 2010, Mr Klaus Buehring, joined the Company as Senior Vice President, Development. Through an investment portfolio established prior to joining the Company, Mr Buehring holds a total of 391 ordinary shares in the Company.

ENDS

Exhibit 1.3

Total Voting Rights

RNS Number : 9233H

CSR plc

02 March 2010

CSR plc Voting Rights and Capital

2 March 2010

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 183,087,241 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 183,087,241.

There are no shares held in treasury.

The above figure (183,087,241) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END